Textron Inc.	Tel: (401) 421-2800
40 Westminster St.	www.textron.com
Providence, RI 02903

May 14, 2012

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Textron Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-05480

Dear Mr. Shenk:

This letter is in response to your comment letter dated May 2, 2012 regarding the above filing.  For your convenience, we have repeated the staff’s comments in the body of this letter, followed by our related response.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 4. Accounts Receivable and Finance Receivables

Allowance for Losses, page 60

1.              SEC Comment:  In the roll forward of the allowance for losses, it appears that the “net charge-offs” line is an aggregation of charge offs and recoveries. Please report charge offs and recoveries separately in this schedule pursuant to ASC 31O-1O-50-11B.c.3 and 4.

Response:  In future filings, we will report charge offs and recoveries separately in the roll forward of the allowance for losses.

Finance Receivables Held for Sale, page 61

2.              SEC Comment:  We note in the fourth quarter of fiscal 2011 you recorded a $186 million charge to the valuation allowance on the transfer of $458 million Golf Mortgage finance receivables to held for sale.  We note that these receivables had a valuation allowance of $80 million prior to the transfer. Please explain to us the facts and circumstances associated with these receivables upon transfer to held for sale that caused a decrease in the fair value and charge to the valuation allowance of $186 million.  Additionally, tell us whether the charge of $186 million was based on a comparison of the fair value of the receivables to the gross recorded amount or net carrying amount of the receivables, and the basis for your treatment.

Response:  In the fourth quarter of 2011 we transferred our remaining Golf Mortgage portfolio finance receivables from the held-for-investment classification to the held-for-sale classification and recorded a $186 million charge based on a comparison of the fair value to the net carrying amount of the receivables.  The total carrying amount of the transferred receivables was $538 million, and we had $80 million in related allowance for loan losses for a net carrying amount of $458 million.

According to FASB’s Accounting Standards Codification (ASC) 310-10-35-49, “Once a decision has been made to sell loans not previously classified as held for sale, such loans shall be transferred into the held-for-sale classification and carried at the lower of cost or fair value.”  This guidance also stipulates that “any amount by which cost exceeds fair value shall be accounted for as a valuation allowance.”  In connection with this guidance, (and as described under “Finance Receivables Held for Sale” in Note 1. Summary of Significant Accounting Policies on page 52 of our Form 10-K), at the time of the transfer to the held-for-sale classification in the fourth quarter of 2011, we established a valuation allowance for the amount by which the cost basis exceeded the fair value of the finance receivables.  This valuation allowance is included in Finance receivables held for sale on the balance sheet.

Prior to the transfer of the receivables to the held-for-sale classification, we established an allowance for loan loss under the probable loss guidance in ASC 310-10-35. In accordance with this guidance, our impairment analysis was based on a combination of the likelihood of default and estimates of loan cash flows, including collateral values in instances where repayment is collateral dependent.  This differs from the accounting framework associated with loans held for sale, which is based on the lower of cost or fair value.  In addition to the estimates of loan cash flows that were considered when evaluating the loans for impairment prior to the transfer, our estimates of fair value (as described under “Assets Recorded at Fair Value on a Nonrecurring Basis” in Note 9. Derivative Instruments and Fair Value Measurements on page 68 of our Form 10-K) include expected rates of return, financing cost, capital structure and/or discount rate expectations of current market participants.  Accordingly, the fair value of the receivables did not decrease in connection with the transfer, rather, the charge resulted from the application of the held-for-sale accounting guidance.

3.              SEC Comment:  We note you transferred to held for sale $125 million of Timeshare finance receivables in fiscal 2011 and $219 million of Timeshare finance receivables in fiscal 2010. Please tell us whether these amounts represent the gross recorded amount of the receivables or their net carrying amount.  Also, tell us what the fair value of the respective receivables was at the time of transfer and how the fair value was determined.

Response:  The Timeshare finance receivables transferred to the held-for-sale classification during 2011 represented finance receivables of $125.5 million and an allowance for losses of $0.5 million, for a net carrying value of $125 million.  Upon transfer of these finance receivables to the held-for-sale classification, we determined fair value to be $120 million.  The fair value of $98 million of these finance receivables was based on pricing agreed upon with a third party during the period and the fair value for the remaining $27 million was based on pricing discussions with a third party.  Upon the transfer, we recorded a valuation allowance for the $5 million excess of carrying value over fair value.

In 2010, the Timeshare finance receivables transferred to the held-for-sale classification represented $223 million of finance receivables and an allowance for losses of $4 million, for a net carrying value of

$219 million.  These receivables had a fair value of $213 million at the time of transfer, which resulted in a valuation allowance of $6 million.  Fair value of these receivables was based on a signed letter of intent with a third party.

* * * * *

We appreciate the staff’s consideration of our responses to the above comments and we will incorporate the revised disclosures noted in our responses in our future filings.

In connection with our responses above, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-2599.

Sincerely,

/s/Richard L. Yates
Richard L. Yates
Senior Vice President and Corporate Controller

cc:              Scott Donnelly

President and Chief Executive Officer

Frank T. Connor

Executive Vice President and Chief Financial Officer

Robert Lupone

Executive Vice President and General Counsel

Bud McDonald

Ernst & Young LLP, Partner